DC
No ACT
P.E. 12-19-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07044083

February 7, 2007

Will Liebmann
Akin Gump Strauss Hauer & Feld LLP
300 Convent Street
Suite 1500
San Antonio, TX 78205-3732

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/7/2007

Re: Clear Channel Communications, Inc.
Incoming letter dated December 19, 2006

Dear Mr. Liebmann:

This is in response to your letter dated December 19, 2006 concerning the shareholder proposal submitted to Clear Channel by the Unitarian Universalist Association of Congregations. We also have received a letter on the proponent's behalf dated January 19, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Tim Brennan
Treasurer and Vice President of Finance
Unitarian Universalist Association of Congregations
25 Beacon Street
Boston, MA 02108

739708

AKIN GUMP
STRAUSS HAUER & FELD LLP
Attorneys at Law

WILL LIEBMANN
210.281.7075/fax: 210.224.2035

December 19, 2006

VIA OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Clear Channel Communications, Inc.
Shareholder Proposal Submitted by the Unitarian Universalist Association of Congregations
Securities and Exchange Commission ("***SEC***") No Action Request

Ladies and Gentlemen:

We are special counsel to Clear Channel Communications, Inc., a Texas corporation (the "***Company***"). Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), we hereby give notice that the Company intends to omit from the proxy statement and form of proxy for the Company's 2007 annual meeting of shareholders (together, the "***Proxy Materials***") the proposal (the "***Proposal***") received by the Company from the Unitarian Universalist Association of Congregations (the "***UUA***") on November 10, 2006. A copy of the Proposal and accompanying cover letter, dated November 10, 2006, is attached hereto as Attachment A.

The Company requests the concurrence of the staff of the Division of Corporate Finance (the "***Staff***") that it will not recommend enforcement action if the Company omits the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(3) on the grounds that it is materially misleading in violation of the proxy rules. To the extent that this letter relates to matters of law, this letter should be deemed to be the supporting opinion of counsel required by Rule 14a-8(j).

The Company currently intends to file its Proxy Materials on or about March 12, 2006. In accordance with Rule 14a-8(j), six copies of this letter and its exhibits are enclosed, and the Company has sent one copy to Mr. Timothy Brennan, the Treasurer and Vice President of the UUA.

THE PROPOSAL

The Proposal (attached hereto as Attachment A) states:

"RESOLVED, that shareholders of Clear Channel Communications urge the board of directors to adopt a policy that Company shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by Clear Channel's management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation which sometimes appears to be insufficiently aligned with the creation of shareholder value. Media and government focus on back dating of stock options has increased investor concern. The proposed reform can help rebuild investor confidence.

The SEC has created a new rule, with record support from investors, requiring companies to disclose additional information about compensation and perquisites for top executives. The rule goes into effect this year. In establishing the rule the SEC has made it clear that it is the role of market forces, not the SEC, to provide checks and balances on compensation practices.

We believe that existing U.S. corporate governance arrangements, including the SEC rules and stock exchange listing standards, do not provide shareholders with enough mechanisms for providing input to boards on senior executive compensation. In contrast to U.S. practices, in the United Kingdom, public companies allow shareholders to cast an advisory vote on the "directors' remuneration report," which disclosed executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

Currently, U.S. stock exchange listing standards require shareholder approval of equity-based compensation plans; those plans, however, set general parameters and accord the compensation committee substantial discretion in making awards and establishing performance thresholds for a particular year. Shareholders do not have any mechanism for providing ongoing feedback on the application of those general standards to individual pay packages. (See Lucian Bebchuk & Jesse Fried, Pay Without Performance 49 (2004))

Similarly, performance criteria submitted for shareholder approval to allow a company to deduct compensation in excess of $1 million are broad and do not constrain compensation committees in setting performance targets for particular senior executives. Withholding votes from compensation committee members who are standing for reelection is a blunt and insufficient instrument for registering dissatisfaction with the way in which the committee has administered compensation plans and policies in the previous year.

Accordingly, we urge Clear Channel's board to allow shareholders to express their opinion about senior executive compensation at Clear Channel by establishing an annual referendum process. The results of such a vote would, we think, provide the board and management with useful information about whether shareholders view the company's senior executive compensation, as reported each year, are in shareholders' best interests."

REASONS FOR EXCLUSION OF PROPOSAL

I. The Company May Omit the Proposal Pursuant to Rule 14a-8(i)(3) Because it is Materially Misleading in Violation of Rule 14a-9.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if either the proposal or the supporting statement is contrary to any of the proxy rules -- including Rule 14a-9, which prohibits the inclusion of materially false or misleading statements in proxy soliciting materials. The Proposal is excludable under Rule 14a-8(i)(3) for two reasons: first, the Proposal is materially vague and indefinite and therefore misleading; and second, any action ultimately taken upon implementation of the Proposal would be different from the type of action envisioned by shareholders at the time that their votes were cast.

1. The Proposal is Vague and Indefinite

The Staff has interpreted Rule 14a-8(i)(3) to permit the exclusion of a shareholder proposal that it is vague, indefinite and therefore materially misleading if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sep. 15, 2004). The Proposal contains numerous inherently vague and indefinite terms, and as a result, neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

The resolved clause in a shareholder proposal is supposed to tell shareholders voting on the proposal what the proposal intends to do. The resolved clause is also supposed to direct the actions of the board of directors if the shareholder proposal is approved. The resolved clause of the Proposal urges the board to adopt a policy that the Company shareholders be given the opportunity to vote on an advisory resolution to ratify the compensation of the named executive officers set forth in the proxy statement's Summary Compensation Table. However, the terms "advisory resolution" and "ratify," are contradictory and make the purpose of the policy confusing and ambiguous.

The common meaning of the word "ratify" is to approve. The use of the word "ratify" in the Proposal could mislead shareholders into concluding that their approval of the Proposal will give them the opportunity to approve the compensation of the named executive officers set forth in the proxy statement's Summary Compensation Table. However, this conclusion is contradicted by the second sentence of the resolved clause, which states that a proposal submitted to shareholders should make clear that that the vote is non-binding and would not affect any compensation paid or awarded.

However, the last paragraph of the supporting statement of the Proposal creates further confusion, contradiction and ambiguity. The last paragraph of the supporting statement proposes that the Company shareholders be allowed to express their opinion about senior executive compensation by establishing an "annual referendum process." When coupled with the first sentence of the resolved clause and the concept of ratification contained therein, the reference to an "annual referendum process" allowing shareholders to express their opinion about senior executive compensation could lead shareholders to conclude that the Proposal would give shareholders the opportunity to vote for or against the compensation of the named executive officers set forth in the proxy statement's Summary Compensation Table. It is confusing and misleading to include the "referendum" statement in the supporting statement of the Proposal, and at the same time state that the resolutions proposed in connection with the policy would be non-binding and would not affect any compensation paid or awarded to any NEO.

These contradictory statements and concepts render the Proposal vague and indefinite and therefore misleading. Further, these contradictions are material because there is substantial likelihood that a reasonable shareholder would consider the meaning and scope of any of these contradictory concepts to be important in deciding how to vote on the Proposal. Accordingly, the Proposal falls squarely within parameters of proposals that the Staff has agreed may be excluded in reliance on Rule 14a-8(i)(3).

On numerous occasions, the Staff has permitted the exclusion of shareholder proposals that included contradictory statements that were analogous to those presented by the Proposal. For example, in *Sensar Corporation* (July 17, 2001), the Staff agreed with Sensar that it could rely on Rule 14a-8(i)(3) to exclude a shareholder proposal that proposed to allow shareholders to provide an advisory vote on compensation matters. The proposal in that letter provided that "The shareholders wish to express displeasure over the terms of the options on 2.2 million shares of Sensar that were recently granted to management, the board of directors, and certain consultants, and the shareholders wish to express displeasure over the seemingly unclear or misleading disclosures relating to those options." Sensar argued that the proposal was materially misleading on the basis that a shareholder voting on the proposal would not be able to determine what measures Sensar would be required to take under the proposal if it were adopted. The Staff agreed and granted relief under Rule 14a-8(i)(3).

The Staff's position in Sensar is consistent with numerous other no-action letters that involved proposals that, like the Proposal, were materially vague and indefinite. See *Puget Energy, Inc.* (Mar. 7, 2002) (excluding a proposal as vague and indefinite where the term "improved corporate governance" was undefined and the supporting statement discussed a range of corporate governance issues without elaborating on which of those were considered "improved corporate governance"); *CBRL Group* (Sep. 6, 2001) (excluding a proposal requesting "full and complete disclosure in its annual report of all expenses relating to corporate monies being used for personal benefit of the officers and directors and their friends" where none of the material terms were adequately defined); and *Bristol-Myers Squibb Co.* (Feb. 1, 1999) (excluding a proposal requesting "the Company adopt a policy not to test its products on unborn children or cannibalize their bodies, but pursue preservation, not destruction, of their lives").

The Company's objections to the Proposal under Rule 14a-8(i)(3) are based on the fact that shareholders will be materially mislead by the Proposal due to its ambiguous terms and phrases, the confusing and conflicting purposes of the Proposal to be gleaned from the resolved clause and the supporting statement, and lastly, the general lack of clarity regarding what the

Proposal would allow shareholders to approve, if anything. Accordingly, the Proposal falls squarely within the parameters of Rule 14a-9 and may be omitted in reliance on Rule 14a-8(i)(3).

b. The Action Ultimately Taken upon Implementation of the Proposal Would Be Different from the Type of Action Envisioned by Shareholders at the Time That Their Votes Were Cast

The Commission has recognized that a shareholder proposal is materially misleading where "any actions ultimately taken by the company upon implementation of th[e] proposal could be significantly different from the actions envisioned by the shareholders upon voting on the proposal." *Occidental Petroleum Corp.* (Feb. 11, 1991) (excluding a proposal that requested that "stockholders have the right to vote on present as well as future shares that are issued and outstanding in regard to buy back of shares"); *Southeast Banking Corporation* (Feb. 8, 1982) (excluding a proposal that requested that the company "refrain from any activities which may lead to its acquisition by other corporations or by which it acquires other corporations including acquisitions by way of mergers"). In the issue at hand, inconsistencies and contradictory statements in the Proposal and the supporting statement make it likely that any actions ultimately taken by the Company upon implementation of the Proposal could be significantly different from the actions envisioned by the shareholders when voting on the Proposal.

The first sentence of the resolved clause of the Proposal urges the adoption of a policy that would allow shareholders to vote on an "advisory resolution" to "ratify" the compensation of the named executive officers set forth in the proxy statement's Summary Compensation Table. In addition, the last paragraph of the supporting statement states that an annual referendum process should be established. The use of the terms "ratify" and "referendum" in the Proposal suggest that approval or disapproval of the resolution contemplated by the Proposal will have some quantifiable and tangible effect on the compensation paid to the Company's named executive officers. Consequently, if a shareholder casts a vote regarding the Proposal based on a reading of the first sentence of the resolved clause and the last paragraph of the supporting statement, such shareholder might interpret the Proposal as seeking the adoption of a policy that would, if implemented, allow shareholders an annual referendum process by which they would have the opportunity to vote on a resolution from the Company seeking approval of the compensation of the named executive officers set forth in the proxy statement's Summary Compensation Table.

This is materially misleading because the Proposal in no way establishes a referendum or an opportunity to approve the compensation paid to the Company's named executive officers. The vote of the shareholders advocated by the Proposal will be non-binding and will relate only to the compensation of the named executive officers for the last completed fiscal year disclosed in the proxy statement. Consequently, any shareholder input on the disclosed compensation will be non-binding and moot. This sharply contrasts with the concept of an actual referendum which is commonly defined to mean the submission of a proposed measure to a direct popular vote in which the outcome of the vote determines the issues at question. In reality, the results of any vote on such a non-binding resolution will have no practical effect on the compensation of the named executive officers set forth in the proxy statement's Summary Compensation Table.

The Proposal's internal contradictions and inconsistencies are significant. Portions of the Proposal suggest that a vote on a resolution regarding the compensation of the named executive officers set forth in the proxy statement's Summary Compensation Table would be a mere formality and a means for shareholders to express their opinion about senior executive compensation. However, other portions of the Proposal suggest that shareholders will be given influence over the actual compensation of the Company's senior executives. The contradictions and inconsistencies within the Proposal make it likely that the action ultimately taken upon the implementation of the Proposal will be quite different from the action envisioned by the shareholders at the time their votes were cast – providing a basis for exclusion under Rule 14a-8(i)(3).

An example of an instance in which the Staff permitted the exclusion of a shareholder proposal that included inconsistencies and contradictions that are analogous to those presented by the Proposal is *Wal-Mart Stores* (Apr. 2, 2001). In that letter, the Staff agreed with Wal-Mart that it could exclude a shareholder proposal requesting that the company report on the use of genetically modified "products." From the language of the proposal, it appeared that the proposal encompassed all forms of genetically modified products, including a lengthy list of products sold by the company. The supporting statement, however, suggested that the proposal only was directed at genetically modified foods. Based on the inconsistency between the proposal and its supporting statement, the Staff agreed with Wal-Mart that the action ultimately taken upon the implementation of the proposal could be quite different from the action envisioned by the shareholders at the time their votes are cast. Accordingly, it granted relief under Rule 14a-8(i)(3).

The Staff's position in Wal-Mart is consistent with other no-action letters in which the Staff has agreed that Rule 14a-8(i)(3) is available where the action ultimately taken upon the implementation of a shareholder proposal could be quite different from the action envisioned by the shareholders at the time their votes were cast. See, e.g., *Philadelphia Electric Company* (Jul. 30, 1992) (excluding a proposal to establish a committee of shareholders to present a plan "that will in some measure equate with the gratuities bestowed on Management, Directors, and other employees"); *NYNEX Corporation* (Jan. 12, 1990) (excluding a proposal requiring the corporation to "not interfere in the government policy of any foreign government"). Much like the proposals in each of those letters, the action ultimately taken upon the implementation of the

Proposal could be quite different from the action envisioned by the shareholders at the time their votes were cast. As a result, the Company may omit the Proposal from its proxy materials in reliance on Rule 14a-8(i)(3).

CONCLUSION

The Company requests the concurrence of the Staff that it will not recommend enforcement action if the Company omits the Proposal from its Proxy Materials for the reasons set forth above.

By copy of this letter, the Company notifies the Unitarian Universalist Association of Congregations of its intention to omit the Proposal from its Proxy Materials. In accordance with Rule 14a-8(j) of the Exchange Act, we have enclosed six copies of this letter and the attachments to this letter. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response.

Please feel free to call the undersigned at (210) 281-7075 with any questions or comments regarding the foregoing. Also, I would appreciate you forwarding any future correspondence to me via facsimile transmission at (210) 224-2035.

Very truly yours,

Will Liebmann

Attachment

cc: Hamlet Newsom, Esq., Clear Channel Communications, Inc.
Timothy Brennan, Unitarian Universalist Association of Congregations

ATTACHMENT A

UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

Timothy Brennan
Treasurer and
Vice President of Finance

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 *tel*
617 367 3237 *fax*

www.uua.org

November 10, 2006

BY OVERNIGHT MAIL AND FAX 210-822-2299

Mr. Mark P. Mays, CEO
Clear Channel Communications
200 East Basse Road
San Antonio, Texas 78209

Dear Mr. Mays:

The Unitarian Universalist Association of Congregations ("UUA") holds 100 shares of Clear Channel Communications. We are hereby submitting the enclosed resolution for consideration at the upcoming annual meeting. The resolution requests that the company **change its procedures so as to allow shareholders to express their opinion regarding senior executive compensation by establishing an annual referendum process.**

The Unitarian Universalist Association of Congregations is a faith community of more than 1000 self-governing congregations that bring to the world a vision of religious freedom, tolerance and social justice. With roots in the Jewish and Christian traditions, it has been a force in American spirituality from the time of the first Pilgrim and Puritan settlers.

We submit this resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the annual meeting. The UUA is the beneficial owner of these shares as defined in Rule 13d-3 of the Act. We intend to maintain ownership of the required number of shares through the date of the next stockholder's annual meeting. We have been a shareholder for more than one year and have held over $2,000 worth of stock. A representative will attend the shareholder's meeting to move the resolution as required by the SEC Rules. We expect other investors will co-file this resolution with us.

In addition to me, you may contact Jim Gunning, a member of our Committee on Socially Responsible Investing, who serves as our representative for this initiative. He can be reached by phone (201.836.5901) and/or email (jimgunning@optonline.net).

Yours very truly,

Tim Brennan
Treasurer and Vice President

Enclosure: Shareholder resolution on executive compensation

Affirming the Worth and Dignity of All People

INVESTORS
BANK & TRUST

November 10, 2006

Re: *Proof of Ownership*

To Whom It May Concern:

Investors Bank & Trust, as custodian for Unitarian Universalist Association, is confirming proof of ownership of shares of Clear Channel Communications Inc., CUSIP 184502102. Our records indicate that the Unitarian Universalist Association account #020407420507 has held 100 shares (approximately $ 3,467.00 in current market value) of Clear Channel Communications Inc. since 07/28/05. Please contact Amy Jo Wilkinson at 617-937-3038 with any questions or concerns.

Sincerely,

Amy Jo Wilkinson
Unit Manager
Institutional Custody
Investors Bank & Trust

200 Clarendon Street, Boston, Massachusetts 02116-5021 • (617) 937-6700 • www.ibtco.com

RESOLVED, that shareholders of Clear Channel Communications urge the board of directors to adopt a policy that Company shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by Clear Channel's management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation which sometimes appears to be insufficiently aligned with the creation of shareholder value. Media and government focus on back dating of stock options has increased investor concern. This proposed reform can help rebuild investor confidence.

The SEC has created a new rule, with record support from investors, requiring companies to disclose additional information about compensation and perquisites for top executives. The rule goes into effect this year. In establishing the rule the SEC has made it clear that it is the role of market forces, not the SEC, to provide checks and balances on compensation practices.

We believe that existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not provide shareholders with enough mechanisms for providing input to boards on senior executive compensation. In contrast to U.S. practices, in the United Kingdom, public companies allow shareholders to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

Currently U.S. stock exchange listing standards require shareholder approval of equity-based compensation plans; those plans, however, set general parameters and accord the compensation committee substantial discretion in making awards and establishing performance thresholds for a particular year. Shareholders do not have any mechanism for providing ongoing feedback on the application of those general standards to individual pay packages. (See Lucian Bebchuk & Jesse Fried, Pay Without Performance 49 (2004))

Similarly, performance criteria submitted for shareholder approval to allow a company to deduct compensation in excess of $1 million are broad and do not constrain compensation committees in setting performance targets for particular senior executives. Withholding votes from compensation committee members who are standing for reelection is a blunt and insufficient instrument for registering dissatisfaction with the way in which the committee has administered compensation plans and policies in the previous year.

Accordingly, we urge Clear Channel's board to allow shareholders to express their opinion about senior executive compensation at Clear Channel by establishing an annual referendum process. The results of such a vote would, we think, provide the board and management with useful information about whether shareholders view the company's senior executive compensation, as reported each year, are in shareholders' best interests.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 19, 2007

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Ted Yu, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via fax 202-772-9201

Re: Shareholder Proposal submitted to Clear Channel Communications, Inc.

Dear Sir/Madam:

I have been asked by the Unitarian Universalist Association of Congregations (hereinafter referred to as the "Proponent"), which is a beneficial owner of shares of common stock of Clear Channel Communications, Inc. (hereinafter referred to either as "CCU" or the "Company"), and which has submitted a shareholder proposal to CCU, to respond to the letter dated December 19, 2006, sent to the Securities & Exchange Commission by Akin Gump Strauss Hauer & Feld on behalf of the Company, in which CCU contends that the Proponent's shareholder proposal may be excluded from the Company's year 2007 proxy statement by virtue of Rule 14a-8(i)(3).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent on behalf of the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in CCU's year 2007 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponent's shareholder proposal requests CCU to adopt a policy of submitting all executive compensation to an advisory vote of the shareholders.

RULE 14a-8(i)(3)

A.
"Vague and Indefinite"

The Company argues that the proposal is contradictory and that shareholders would not be able to understand what actions the proposal contemplates.

What part of "non-binding" does the Company not understand?

What part of "advisory" does the Company not understand?

Apparently the Company believes that anyone who buys its stock has to be really dumb and cannot understand the plain meaning of unambiguous terms. We do not believe that any rational person would be unable to understanding that a non-binding proposal is simply non-binding and an advisory vote is simply advisory. It is certainly true that "ratify" means approve, but it does not follow that such approval is legally binding, and it certainly does not follow when that approval is specifically made non-binding and advisory. If the shareholders do not "approve" the compensation package they are letting the Company know their opinion, not acting in a way that would be legally binding. There is no contradiction between the concept of approving (ratifying) something and acting in a non legally binding manner. No shareholder with a modicum of intelligence would be confused.

Similarly, no shareholder with a modicum of intelligence would be confused by the term referendum. Not only is there the explicit non-binding and advisory language noted above, but the concept of a referendum is explained in the very next sentence following the one that uses that term, namely as an opportunity to provide input to the board and management.

The Company's argument is a make weight and is unsupported by its citations. In *Sensar Corporation* (July 17, 2001) the shareholders would have been unable to know what action the Company might take in response to an abstract vote on a proposal that failed to ask the registrant to take any specific action. In the instant case, the shareholders would know exactly what action the Company would take in response to the proposal they were voting on: it would annually submit specified matters to the shareholders for an advisory vote.

The vague terms used in the remaining three citations (*Puget Energy*, *CBRL Group* and *Bristol-Myers*) are totally irrelevant to the Proponent's shareholder proposal.

There is no probative value to be found in decisions with respect to terms like "cannibalize their bodies" or "improved corporate governance" since those terms are not used by the Proponent.

B.
"Action Ultimately Taken. . ."

This is simply a rehash of the argument made with respect to the inability of the shareholders to understand the Proponent's proposal, but directed to the inability of the Board to understand that proposal. It is apparently predicated on the assumption that the Board is just as dumb as the shareholders.

Similarly, the no-action letter citations are irrelevant. In Wal-Mart there was genuine confusion as to the scope of the proposal. No such confusion exists in the instant case since the matters to be submitted to the shareholders for their non-binding, advisory vote are spelled out with particularity. In a like manner, the relevance of the other two no-action letters is not apparent. All would agree that no clear course of action can be discerned from requests to "equate . . . gratuities" or not to interfere with the policies of foreign governments. However, such letters have no bearing whatsoever on proposals, such as the Proponent's, that contain no such vague and indefinite terms.

C.
Precedent

The Company appears to have overlooked the only applicable no-action letter precedent.

Far more relevant than the no-action letters cited by the Company is the no-action letter issued by the Staff four months ago that rejected essentially similar arguments with respect to an identical shareholder proposal (identical other than that the Proponent has omitted a final reference to other votes at the same meeting). *Sara Lee Corporation* (September 11, 2006).

The Company has presented no reason whatsoever why that precedent should not be followed.

For the foregoing reasons, the Proponents' shareholder proposal is not subject to exclusion by reason of Rule 14a-8(i)(3).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Will Liebmann, Esq.
Jim Gunning
Gary Brouse
Fr. Mike Hoolahan

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 7, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Clear Channel Communications, Inc.
Incoming letter dated December 19, 2006

The proposal urges the board of directors to adopt a policy that shareholders be given the opportunity at each annual meeting to vote on an advisory resolution to ratify the compensation of the named executive officers set forth in the Summary Compensation Table of the company's proxy statement.

We are unable to concur in your view that Clear Channel may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Clear Channel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Greg Belliston

Gregory S. Belliston
Attorney-Adviser

END